Exhibit 21

SUBSIDIARIES OF THE REGISTRANT

The following is a list of subsidiaries included in GATX’s consolidated financial statements (excluding a number of subsidiaries which would not constitute a significant subsidiary), and the state or country of incorporation of each:

State or Country
Company Name	of Incorporation

GATX Terminals Holding Corporation	Delaware
GATX Terminals Overseas Holding Corporation	Delaware
GATX Spanish Holdings Corporation, S.L.	Spain
GATX Rail Austria Gmbh	Austria
GATX Third Aircraft Corporation	Delaware
GATX Canada Holdings, Inc.	Canada
GATX Lease Finance, Inc.	Delaware
GATX International Limited	United Kingdom

In addition to the above-named subsidiaries, GATX includes 71 domestic subsidiaries and 22 foreign subsidiaries.

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